Exhibit 99.1

LogMeIn Announces Second Quarter 2016 Results

28% Revenue Growth; Operating Cash Flow 31% of Revenue

Boston, July 26, 2016 – LogMeIn, Inc. (NASDAQ: LOGM), a leading provider of cloud-based connectivity, today announced its results for the second quarter ended June 30, 2016.

Second quarter 2016 highlights include:

•	Revenue was $83.3 million, representing 28% growth compared with the second quarter of 2015

•	Adjusted EBITDA was $21.4 million and Adjusted EBITDA margin was 25.7%, versus $14.6 million and 22.6% in the second quarter of 2015

•	GAAP net income was $2.5 million, or $0.10 per share, as compared to GAAP net income of $2.4 million, or $0.09 per diluted share, in the second quarter of 2015

•	Non-GAAP net income was $12.7 million, or $0.49 per diluted share, as compared to $9.1 million, or $0.35 per diluted share, in the second quarter of 2015

•	Cash flow from operations was $26.0 million, or 31% of revenue, as compared to $18.6 million in the second quarter of 2015

•	Total deferred revenue was $163.9 million, up 21% from $136.0 million in the second quarter of 2015

•	The Company closed the quarter with cash, cash equivalents, and short-term investments of $225.4 million

“We are pleased with the strong performance delivered in the second quarter, where revenue and earnings were above the high end of our guidance,” said Bill Wagner, President and CEO of LogMeIn. “These results were driven by continued strong performance across our three clouds, each of which continued to grow in double digits.

We are also very excited about our announcement regarding the proposed merger with Citrix’s GoTo family of products. We believe that the transaction represents a compelling opportunity to accelerate our vision and for employees of both companies to come together and deliver significant innovation and value to our customers and shareholders.”

Business Outlook

Based on information available as of July 26, 2016, the Company is issuing guidance for the third quarter 2016 and fiscal year 2016.

Third Quarter 2016: The Company expects third quarter revenue to be in the range of $84.2 million to $84.7 million.

Adjusted EBITDA is expected to be in the range of $22.7 million to $23.3 million.

Non-GAAP net income is expected to be in the range of $13.4 million to $13.8 million, or $0.52 to $0.53 per diluted share. Non-GAAP net income excludes an estimated $9.4 million in stock-based compensation expense and $14.4 million in acquisition-related costs and amortization, including costs associated with the Company’s proposed merger with Citrix’s GoTo family of products.

Non-GAAP net income for the third quarter assumes an effective tax rate of approximately 30%. Non-GAAP net income per diluted share for the third quarter of 2016 is based on an estimated 26.1 million fully-diluted weighted average shares outstanding.

Including stock-based compensation expense and acquisition-related costs and amortization, the Company expects to report a GAAP net loss in the range of $4.1 million to $3.6 million, or $0.16 to $0.14 per share.

GAAP net loss for the third quarter assumes an effective tax rate of approximately 9%. GAAP net loss per share for the third quarter of 2016 is based on an estimated 25.4 million weighted average basic shares outstanding.

Fiscal year 2016: The Company expects full year 2016 revenue to be in the range of $333.0 million to $335.0 million.

Adjusted EBITDA is expected to be in the range of $84.9 million to $87.1 million.

Non-GAAP net income is expected to be in the range of $49.9 million to $51.4 million, or $1.91 to $1.97 per diluted share. Non-GAAP net income excludes an estimated $36.6 million in stock-based compensation expense and $35.6 million in acquisition-related costs and amortization including costs associated with the Company’s proposed merger with Citrix’s GoTo family of products.

Non-GAAP net income for the full fiscal year 2016 assumes an effective tax rate of approximately 30%. Non-GAAP net income per diluted share for the full fiscal year 2016 is based on an estimated 26.1 million fully-diluted weighted average shares outstanding.

Including stock-based compensation expense and acquisition-related costs and amortization, the Company expects to report results in the range of a GAAP net loss of $1.0 million, or $0.04 per share, to GAAP net income of $1.2 million, or $0.04 per diluted share.

GAAP net income (loss) for the full year assumes an effective tax rate of 0%. GAAP net loss per share for the full fiscal year 2016 is based on an estimated 25.5 million weighted average basic shares outstanding. GAAP net income per diluted share for the full fiscal year 2016 is based on an estimated 26.1 million fully-diluted weighted average shares outstanding.

A reconciliation of the most comparable GAAP financial measures to non-GAAP measures used above is included in the tables attached to this release.

Conference Call Information for Today, Tuesday, July 26, 2016

The Company will host a corresponding conference call and live webcast at 4:30 p.m. Eastern Time today. To access the conference call, dial 877-407-9124 (for the U.S.) or 201-689-8584 (for international callers). A live webcast will be available on the Investor Relations section of the Company’s corporate website at www.LogMeInInc.com and via replay beginning approximately two hours after the completion of the call. An audio replay of the call will also be available to investors until 11:59 p.m. Eastern Time on August 2nd, 2016, by dialing 877-481-4010 (for the U.S.) or 919-882-2331 (for international callers) and entering replay id 10063.

Non-GAAP Financial Measures

This press release contains non-GAAP financial measures including adjusted EBITDA, adjusted EBITDA margin, non-GAAP operating income, non-GAAP income before provision for income taxes, non-GAAP provision for income taxes, non-GAAP net income, non-GAAP net income per diluted share and non-GAAP cash flow from operations.

Adjusted EBITDA is GAAP net income (loss) excluding income tax expense (benefit), interest, and other (income) expense, net, depreciation and amortization, acquisition related costs, stock-based compensation expense, and litigation related expense. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. Non-GAAP operating income excludes acquisition related costs and amortization, stock-based compensation expense, and litigation related expense. Non-GAAP provision for income taxes excludes the tax impact of acquisition related costs and amortization, stock-based compensation expense, and litigation related expense. Non-GAAP net income and non-GAAP net income per diluted share exclude acquisition related costs and amortization, stock-based compensation expense, litigation related expense, and their related tax impacts. Non-GAAP cash flow from operations excludes payments and receipts related to litigation related costs, and acquisition related payments.

The exclusion of certain expenses in the calculation of non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent. We anticipate excluding these expenses in the future presentation of the Company’s non-GAAP financial measures. The Company believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods and uses these measures in financial reports prepared for management and the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software-as-a-service companies, many of which present similar non-GAAP financial measures to investors. The Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant elements that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management in determining these non-GAAP financial measures. In order to compensate for these limitations, management of the Company presents its non-GAAP financial measures in connection with its GAAP results. The Company urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP measures used in this press release are included in this release.

About LogMeIn, Inc.

LogMeIn, Inc. (NASDAQ:LOGM) simplifies how people connect to each other and the world around them. With millions of users worldwide, our cloud-based solutions make it possible for people and companies to connect and engage with their workplace, colleagues, customers and products anywhere, anytime. LogMeIn is headquartered in Boston with offices in Bangalore, Budapest, Dublin, London, San Francisco and Sydney.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding the popularity, value and effectiveness of the Company’s products and services, the Company’s ability to deliver future growth, and the Company’s financial guidance for fiscal year 2016 and the third quarter of 2016. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to, dependence on the remote support and software market, customer adoption of the Company’s solutions, , the Company’s ability to execute on its strategic initiatives, the Company’s ability to integrate acquired products or companies, the Company’s ability to attract new customers and retain existing customers, adverse economic conditions in general and adverse economic conditions specifically affecting the markets in which the Company operates, the effectiveness of the Company’s cybersecurity measures, intellectual property litigation, the Company’s ability to continue to promote and maintain its brand in a cost-effective manner, the Company’s ability to compete effectively, the Company’s ability to develop and introduce new products and add-ons or enhancements to existing products, the Company’s ability to manage growth, the Company’s ability to attract and retain key personnel, the Company’s ability to protect its intellectual property and other proprietary rights, , the termination of the merger agreement with Citrix or the failure of the proposed transaction to be consummated for any reason, disruption of management time from ongoing business operations due to the proposed merger, failure to realize the estimated synergies or growth from the proposed merger or that such benefits may take longer to realize than expected, unanticipated costs of integration, the effect of the announcement of the proposed merger or the consummation of the proposed merger on the ability of the Company to retain and hire key personnel and maintain relationships with key business partners and customers, and on their operating results and businesses generally and other risks detailed in the Company’s other publicly available filings with the Securities and Exchange Commission.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. The Company is not under any obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, the Company and GetGo intend to file registration statements with the SEC. The Company will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and the Company’s stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to, Investor Relations, Eduardo Fleites or by calling 954-229-5758 or upon written request to LogMeIn, Investor Relations, Rob Bradley, or by calling 781-897-1301.

Certain Information Regarding Participants

This press release is not a solicitation of a proxy from any security holder of the Company. However, the Company, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

LogMeIn is a registered trademark of LogMeIn, Inc. in the US and other countries around the world.

Contact Information:

Investors

Rob Bradley

LogMeIn, Inc.

781-897-1301

rbradley@LogMeIn.com

Press

Craig VerColen

LogMeIn, Inc.

781-897-0696

Press@LogMeIn.com

LogMeIn, Inc.

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)

	December 31,	June 30,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$123,143	$139,882
Marketable securities	85,284	85,515
Accounts receivable, net	16,011	14,536
Prepaid expenses and other current assets	11,997	14,260

Total current assets	236,435	254,193
Property and equipment, net	21,711	26,088
Restricted cash	2,467	2,504
Intangibles, net	71,590	66,297
Goodwill	117,545	117,545
Other assets	5,753	5,091
Deferred tax assets	198	196

Total assets	$455,699	$471,914

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$10,327	$12,333
Accrued liabilities	31,674	33,072
Deferred revenue, current portion	134,297	161,830

Total current liabilities	176,298	207,235
Long-term debt	60,000	45,000
Deferred revenue, net of current portion	2,692	2,061
Deferred tax liabilities	5,812	5,872
Other long-term liabilities	3,086	6,675

Total liabilities	247,888	266,843

Commitments and contingencies
Preferred stock	—	—
Equity:
Common stock	275	281
Additional paid-in capital	276,793	292,048
Retained earnings	21,074	22,507
Accumulated other comprehensive loss	(5,216)	(5,313)
Treasury stock	(85,115)	(104,452)

Total equity	207,811	205,071

Total liabilities and equity	$455,699	$471,914

LogMeIn, Inc.

Condensed Consolidated Statements of Operations (unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
Revenue	$64,834	$83,266	$125,943	$163,000
Cost of revenue	8,535	11,436	16,517	22,636

Gross profit	56,299	71,830	109,426	140,364

Operating expenses
Research and development	10,256	14,046	19,379	29,410
Sales and marketing	34,604	41,663	68,990	83,905
General and administrative	8,608	11,404	15,314	21,656
Legal settlements	—	—	3,600	—
Amortization of acquired intangibles	282	1,357	558	2,740

Total operating expenses	53,750	68,470	107,841	137,711

Income from operations	2,549	3,360	1,585	2,653
Interest income	179	186	353	369
Interest expense	(114)	(367)	(151)	(759)
Other income (expense), net	258	(92)	1,520	(496)

Income before income taxes	2,872	3,087	3,307	1,767
Provision for income taxes	(484)	(581)	(547)	(334)

Net income	$2,388	$2,506	$2,760	$1,433

Net income per share:
Basic	$0.10	$0.10	$0.11	$0.06
Diluted	$0.09	$0.10	$0.11	$0.06
Weighted average shares outstanding:
Basic	24,703	25,135	24,620	25,144
Diluted	25,673	25,828	25,615	25,841

Calculation of Non-GAAP Operating Income, Non-GAAP Net Income and Non-GAAP Diluted Net Income per share (unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
GAAP Income from operations	$2,549	$3,360	$1,585	$2,653
Add Back:
Stock-based compensation expense	7,714	9,736	12,567	18,328
Litigation related expenses	326	—	4,585	35
Acquisition related costs and amortization	1,991	5,524	4,504	11,284

Non-GAAP Operating income	12,580	18,620	23,241	32,300
Interest and other income (expense), net	323	(273)	1,722	(886)

Non-GAAP Income before income taxes	12,903	18,347	24,963	31,414
Non-GAAP Provision for income taxes	(3,842)	(5,611)	(7,389)	(9,613)

Non-GAAP Net income	$9,061	$12,736	$17,574	$21,801

Non-GAAP Diluted net income per share:	$0.35	$0.49	$0.69	$0.84
Diluted weighted average shares outstanding used in computing per share amounts:	25,673	25,828	25,615	25,841

Calculation of Adjusted EBITDA (unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
GAAP Net income	$2,388	$2,506	$2,760	$1,433
Add Back:
Stock-based compensation expense	7,714	9,736	12,567	18,328
Litigation related expenses	326	—	4,585	35
Acquisition related costs	1,001	3,017	2,529	6,239
Interest and other (income) expense, net	(323)	273	(1,722)	886
Income tax expense	484	581	547	334
Depreciation and amortization expense	3,057	5,260	5,934	10,704

Adjusted EBITDA	$14,647	$21,373	$27,200	$37,959

Stock-Based Compensation Expense (unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
Stock-based compensation expense:
Cost of revenue	$464	$690	$818	$1,238
Research and development	1,530	1,728	2,858	3,226
Sales and marketing	2,825	4,651	4,855	8,478
General and administrative	2,895	2,667	4,036	5,386

Total stock based-compensation	$7,714	$9,736	$12,567	$18,328

LogMeIn, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
Cash flows from operating activities
Net income	$2,388	$2,506	$2,760	$1,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,057	5,260	5,934	10,704
Amortization of premiums on investments	70	120	137	257
Change in fair value of contingent consideration liability	—	170	3	502
Amortization of debt issuance costs	55	74	78	144
Provision for bad debts	19	7	38	26
Stock-based compensation	7,714	9,736	12,567	18,328
Other, net	(21)	9	(17)	(3)
Changes in assets and liabilities:
Accounts receivable	(1,537)	509	3,494	1,562
Prepaid expenses and other current assets	6,200	1,792	(2,491)	(2,306)
Other assets	13	1,034	207	949
Accounts payable	538	811	4,381	2,523
Accrued liabilities	(7,666)	2,840	(3,772)	342
Deferred revenue	6,857	(271)	34,341	26,073
Other long-term liabilities	900	1,397	905	3,460

Net cash provided by operating activities (1)(2)	18,587	25,994	58,565	63,994

Cash flows from investing activities
Purchases of marketable securities	(37,174)	(17,789)	(57,170)	(31,573)
Proceeds from sale or disposal or maturity of marketable securities	37,000	17,500	57,000	31,250
Purchases of property and equipment	(2,668)	(4,436)	(6,569)	(8,812)
Intangible asset additions	(866)	(323)	(1,884)	(715)
Cash paid for acquisitions	—	—	—	(61)
(Increase) decrease in restricted cash and deposits	(1)	95	(51)	(31)

Net cash used in investing activities	(3,709)	(4,953)	(8,674)	(9,942)

Cash flows from financing activities
Repayments of borrowings under credit facility	—	(7,500)	—	(15,000)
Proceeds from issuance of common stock upon option exercises	3,434	4,279	12,284	5,404
Payments of withholding taxes in connection with restricted stock unit vesting	(5,243)	(6,502)	(6,885)	(8,617)
Payment of debt issuance costs	(98)	(84)	(774)	(349)
Payment of contingent consideration	—	—	(226)	—
Purchase of treasury stock	(9,668)	(10,970)	(14,732)	(19,337)

Net cash used in financing activities	(11,575)	(20,777)	(10,333)	(37,899)

Effect of exchange rate changes on cash and cash equivalents	679	(1,573)	(4,376)	586

Net increase (decrease) in cash and cash equivalents	3,982	(1,309)	35,182	16,739
Cash and cash equivalents, beginning of period	132,160	141,191	100,960	123,143

Cash and cash equivalents, end of period	$136,142	$139,882	$136,142	$139,882

(1)	Cash flows from operating activities in the six months ended June 30, 2015 and 2016 includes $2.0 million and $4.5 million, respectively, of acquisition-related retention-based bonus payments related to the Meldium and Ionia acquisitions. There were no such payments in the three months ended June 30, 2015 and 2016.
(2)	Cash flows from operating activities in the three and six months ended June 30, 2015 includes a litigation net settlement payment of $3.6 million.

Calculation of Non-GAAP Cash Flows from Operating Activities (unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
GAAP Cash flows from operating activities	$18,587	$25,994	$58,565	$63,994
Add Back:
Litigation-related payments	3,859	—	4,036	100
Acquisition-related payments	—	34	15	174

Cash flows from operating activities before litigation-related and acquisition-related payments	$22,446	$26,028	$62,616	$64,268